[redacted]

11018885

SEC MMISSION
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Wash., D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46459

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Saunders Retirement Advisors, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 Beaufont Springs Drive, Suite 300
(No. and Street)

Richmond	Virginia	23225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Mark Saunders — (804) 320-8800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, H. Mark Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Saunders Retirement Advisors, Inc.**, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PAUL A. SAUNDERS
Notary Public - Reg. # 7033598
Commonwealth of Virginia
My Commission Expires Oct. 31, 2014

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

SAUNDERS RETIREMENT ADVISORS, INC.

Financial Statements and Supplemental Schedule
December 31, 2010

(With Independent Auditors' Report Thereon)

SAUNDERS RETIREMENT ADVISORS, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2010

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Saunders Retirement Advisors, Inc.:

We have audited the accompanying statement of financial condition of Saunders Retirement Advisors, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saunders Retirement Advisors, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 18, 2011

SAUNDERS RETIREMENT ADVISORS, INC.
Statement of Financial Condition
December 31, 2010

ASSETS	
Cash	$ 34,320
Commissions receivable	35,845
Receivable from related parties	3,164
Property and equipment, net	9,909
Other assets	2,001
TOTAL ASSETS	$ 85,239
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 5,049
Commissions payable	20,261
	25,310
Stockholder's equity:	
Common stock, 10,000 shares authorized with $5 par value, 2,000 issued and outstanding	10,000
Additional paid-in capital	51,500
Retained earnings	(1,571)
Total stockholder's equity	59,929
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 85,239

See notes to financial statements and independent auditors' report.

SAUNDERS RETIREMENT ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2010

REVENUES:		
Commissions	$	417,637
Management fees		63,951
Interest income		48
Total revenues		481,636
EXPENSES:		
Compensation and benefits		212,838
Commissions and clearing fees		106,899
Communications		6,952
Promotional costs		46,359
Regulatory fees and expenses		5,163
Occupancy and equipment costs		47,785
Other expenses		46,223
Total expenses		472,219
INCOME BEFORE INCOME TAXES		9,417
Income tax expense		-
NET INCOME	$	9,417

See notes to financial statements and independent auditors' report.

SAUNDERS RETIREMENT ADVISORS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Shares	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2009	2,000	$ 10,000	$ 51,500	$ (10,988)	$ 50,512
Net income	-	-	-	9,417	9,417
Balances at December 31, 2010	2,000	$ 10,000	$ 51,500	$ (1,571)	$ 59,929

See notes to financial statements and independent auditors' report.

SAUNDERS RETIREMENT ADVISORS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 9,417
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation expense	5,550
Loss on disposal of property and equipment	2,078
Change in operating assets and liabilities:	
Commissions receivable	(13,989)
Receivables from related parties	836
Other assets	(1,044)
Accounts payable and accrued expenses	4,152
Commmissions payable	7,700
Cash provided by operating activities	14,700
Cash flows from investing activities:	
Purchases of property and equipment	(3,909)
Cash used in investing activities	(3,909)
Cash flows from financing activities:	-
Net increase in cash	10,791
Cash at beginning of year	23,529
Cash at end of year	$ 34,320
Supplemental Disclosures of Cash Flow Information:	
Cash paid for:	
Income taxes	$ -
Interest	$ -

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

Saunders Retirement Advisors, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's customers consist primarily of individuals located in the Richmond, Virginia metropolitan area.

The Company, as a broker, transacts subscription applications with several mutual funds and variable annuity companies, provides investment advisory services and sells insurance products. The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(1) of the Securities and Exchange Commission in that the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participation in an insurance company separate account, whether or not registered as an investment company; and promptly transmits all funds and delivers all securities received, does not otherwise hold funds or securities for, or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Commissions Receivable

Commissions receivable are recorded at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a quarterly basis. Commissions receivable are written-off when deemed uncollectible. Recoveries of commissions receivable previously written-off are recorded as an adjustment to the allowance when received. There was no allowance for December 31, 2010.

A commission receivable is considered past due if any portion of the receivable balance is outstanding for more than 30 days. No interest has been recorded in the accompanying financial statements related to past due receivables.

Note 2 - Significant Accounting Policies

Revenue Recognition

The Company recognizes commissions revenue from subscription applications when the application is signed and funds are received. Advisory and management fees are paid quarterly based on the value of the clients' asset account at the end of the previous quarter.

Securities Transactions

Commissions and related clearing expenses from the firms trading activities are recorded on a trade-date basis as securities transactions occur. Because management considers commissions receivable to be fully collectible at December 31, 2010, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made. Purchases and sales of securities are recorded on a trade date basis.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

The Fund's investments are stated at fair value. However, interpreting market data to estimate fair value requires considerable judgment. Accordingly, the estimates presented herein do not necessarily indicate the amounts that the Fund could realize in a current market exchange. The use of different market assumptions and estimation methodologies may have a material effect on the estimated fair value amounts.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and commissions receivable. The Company may from time to time have cash balances in excess of federally insured limits.

Property and equipment

The Company's policy is to capitalize all property and equipment with a useful life greater than one year. These items are then depreciated over the estimated useful lives of the assets which is generally 5 years using the straight line method. Depreciation expense for the year ended December 31, 2010 was $5,550 and is reflected in occupancy and equipment costs.

Income Taxes

The Company has elected by consent of its sole stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state corporate income taxes. Instead, the Company's income is included in the stockholder's income for federal and state income tax purposes.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. As of December 31, 2010, the Company has concluded that they do not have any unrecognized tax benefits. The Company is subject to examination by federal and state tax authorities for the years ended December 31, 2007 through December 31, 2009. The Company is not currently under tax examination for any of these periods.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are available to be issued. For the financial statements as of and for the periods ending December 31, 2010, this date was February 12, 2011.

Note 3 - Property and Equipment

As of December 31, 2010, property and equipment consisted of the following:

Computer equipment	$	18,308
Office Furniture		3,568
		21,876
Accumulated depreciation		(11,967)
Property and equipment, net	$	9,909

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $44,855 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.33 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Lease Commitments

The Company entered into a non-cancelable operating lease for office space on a rolling three month term expiring May 1, 2011. Future minimum payments are $6,630 during 2011. Rental expense for the year ended December 31, 2010 was $23,781 and is reflected in occupancy and equipment costs.

Note 6 - Related Party Transactions

The Company has a receivable from Paul A. Saunders, an employee and not an officer, in the amount of $3,164 at December 31, 2010.

Note 7 - Concentrations

The Company transacts subscription applications with two major mutual fund families with each being greater than 10% of revenues and commissions receivable. Combined, the two funds represent 85% of total revenues during 2010 and 73% of commissions receivable at December 31, 2010.

Schedule I

SAUNDERS RETIREMENT ADVISORS, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Total of stockholder's equity qualified for net capital	$ 59,929
Deductions and/or charges	
Commission receivable in excess of the related payable	25,841
Receivable from related parties	3,164
Property and equipment, net	9,909
Other assets	2,001
Total deductions and/or charges	40,915
Net capital before haircuts on securities	19,014
Haircuts on securities	-
Net capital	$ 19,014
Aggregate indebtedness	
Accounts payable and other liabilities	$ 5,049
Commissions payable	20,261
Total aggregate indebtedness	$ 25,310
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 14,014
Ratio of aggregate indebtedness to net capital	1.33
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 24, 2011	$ 24,064
Audit adjustments:	
Net effect of audit adjustments on nonallowable assets	(18,213)
Net effect of audit adjustments on stockholder's equity	13,163
Net capital per audit	$ 19,014

See notes to financial statements and independent auditors' report.

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Saunders Retirement Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Saunders Retirement Advisors, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

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SAN FRANCISCO • SEATTLE • SPOKANE

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a significant deficiency as defined above.

Significant deficiency:

- Due to the small size of the Company and its limited staff, there is an absence of appropriate segregation of duties consistent with appropriate control objectives
- The written supervisory procedures do not adequately document the processing and calculation of advisory fees received from customer accounts.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 18, 2011